# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinclair, Inc., CIK 0001971213
CUSIP: 829242106
Title of class of securities: Class A Common Stock, $.01 Par Value
Address of issuer's principal executive offices: 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030
Date of event which requires filing of this statement: 11/10/2026
Amends the filing with accession number 0001016817-96-000002
Filed by CIK 0001016817
Persons authorized to receive notices and communications: J. Duncan Smith, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500; copies to: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP, 1200 Seventeenth Street NW, Washington, District Of Columbia (DC), 20036-3006, 202-663-9201

## Reporting persons
- DAVID D. SMITH (CIK 0001016817): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,241,448; sole dispositive power 10,664,639; shared dispositive power 0; aggregate amount beneficially owned 26,241,448 (36.8% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 49,314,554 shares of Class A Common Stock and 23,070,754 shares of Class B Common Stock outstanding as of November 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026, and adjusted for the Group's transactions in Class A and Class B Common Stock after November 2, 2026 and reported in this Amendment No. 33.
- FREDERICK G. SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,241,448; sole dispositive power 3,505,558; shared dispositive power 0; aggregate amount beneficially owned 26,241,448 (36.8% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 49,314,554 shares of Class A Common Stock and 23,070,754 shares of Class B Common Stock outstanding as of November 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026, and adjusted for the Group's transactions in Class A and Class B Common Stock after November 2, 2026 and reported in this Amendment No. 33.
- J. DUNCAN SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,241,448; sole dispositive power 6,471,270; shared dispositive power 0; aggregate amount beneficially owned 26,241,448 (36.8% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 49,314,554 shares of Class A Common Stock and 23,070,754 shares of Class B Common Stock outstanding as of November 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026, and adjusted for the Group's transactions in Class A and Class B Common Stock after November 2, 2026 and reported in this Amendment No. 33.
- ROBERT E. SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 26,241,448; sole dispositive power 5,599,981; shared dispositive power 0; aggregate amount beneficially owned 26,241,448 (36.8% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 49,314,554 shares of Class A Common Stock and 23,070,754 shares of Class B Common Stock outstanding as of November 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026, and adjusted for the Group's transactions in Class A and Class B Common Stock after November 2, 2026 and reported in this Amendment No. 33.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $.01 Par Value
Name of issuer: Sinclair, Inc.
Address of issuer's principal executive offices: 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 33 ("Amendment No. 33") amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the "Schedule 13D") and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 4 of this Schedule 13D is amended by adding the following:

The Group is filing this Amendment No. 33 to report a decrease in the percentage of shares beneficially owned by the Group due to open market sales of Class A Common Stock by Robert E. Smith and gifts of Class A Common Stock by J. Duncan Smith.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The paragraphs below set forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the Group as of November 10, 2026. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders' Agreement dated June 1, 2023, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith (the "Stockholders' Agreement"), each member of the Group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the Group to cause their election as directors. Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

The percentage of shares and total voting power of Class A Common Stock and Class B Common Stock is based on 49,314,554 shares of Class A Common Stock and 23,070,754 shares of Class B Common Stock outstanding as of November 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026, and adjusted for the Group's transactions in Class A and Class B Common Stock after November 2, 2026 and reported in this Amendment No. 33. In addition, shares issuable pursuant to currently exercisable SARs based on the closing value of a share of Class A Common Stock on November 10, 2026 of $15.11 are deemed to be issued and outstanding and have been treated as outstanding in calculating and determining the beneficial ownership and percentage ownership of those persons possessing those securities, but not for any other individuals.

David D. Smith beneficially owns 6,911,072 shares (30.0%) of Class B Common Stock and 10,664,639 shares (18.9%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 6,911,072 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 4,000,000 shares of Class B Common Stock held in several irrevocable trusts established by David D. Smith for the benefit of family members, (2) 338,400 shares of Class A Common Stock held in irrevocable trusts established by David D. Smith, (3) 803,178 shares of Class A Common Stock held in trust for the David D. Smith Family Foundation, (4) 162,553 shares of Class A Common Stock in a limited liability company controlled by David D. Smith, (5) 1,823,783 shares of Class A Common Stock, (6) 21,139 shares of Class A Common Stock held in the 401(k) Plan, (7) 526,573 shares of restricted Class A Common Stock, and (8) 77,941 shares of Class A Common Stock issuable upon exercise of SARs.

Frederick G. Smith beneficially owns 3,000,000 shares (13.0%) of Class B Common Stock and 3,505,558 shares (6.7%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 3,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, (2) 154,808 shares of Class A Common Stock held in irrevocable trusts established by Frederick Smith for the benefit of family members, (3) 333,000 shares of Class A Common Stock, and (4)17,750 shares of Class A Common Stock held in the 401(k) Plan.

J. Duncan Smith beneficially owns 6,425,850 shares (27.9%) of Class B Common Stock and 6,471,270 shares (11.6%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 6,425,850 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 1,009,754 shares of Class B Common Stock held in irrevocable trusts established by J. Duncan Smith for the benefit of family members, (2) 22,580 shares of Class A Common Stock held in custodial accounts established by J. Duncan Smith for the benefit of family members, of which he is the custodian, (3) 185 shares of Class A Common Stock, and (4) 22,655 shares of Class A Common Stock held in the 401(k) Plan.

Robert E. Smith beneficially owns 5,594,912 shares (24.3%) of Class B Common Stock and 5,599,981 shares (10.2%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 5,594,912 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 121,750 shares of Class B Common Stock held in a trust established by Robert E. Smith for the benefit of family members, (2) 4,000 shares of Class A Common Stock in a jointly held account with immediate family members, and (3) 1,069 shares of Class A Common Stock held in the 401(k) Plan.

The Reporting Persons as a Group (4 persons) beneficially own 21,931,834 shares (95.1%) of Class B Common Stock and 26,241,448 shares (36.8%, if they all converted their shares of Class B Common Stock to Class A Common Stock) of Class A Common Stock.

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to going private and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. The voting power David D. Smith, Frederick G. Smith, J. Duncan Smith, Robert E. Smith, and the Reporting Persons as a Group would have on the matters on which shares of Class B Common Stock have ten votes per share is 26.0%, 10.9%, 23.0%, 20.0%, and 79.8%, respectively.

The voting power David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not is 4.9%, 1.4%, 2.9%, and 2.4%, respectively. The voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock is 31.7%.
Number of shares as to which each person has sole or shared power to vote or dispose: David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith all have Sole Voting Power with respect to 0 shares, Shared Voting Power with respect to 26,241,448 shares, and Shared Dispositive Power with respect to 0 shares. David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith have Sole Dispositive Power with respect to 10,664,639, 3,505,558, 6,471,270, and 5,599,981 shares, respectively.
Transactions in the class effected during the past sixty days:
The following sets forth information regarding transactions in shares by each member of the Group in the past 60 days.

On September 21, 2026, Frederick G. Smith indirectly disposed of 100 shares of Class A Common Stock at $13.505 per share through the Frederick G. Smith AFS 2025, Series I Irrevocable Trust, of which he has the right to substitute the corpus; 100 shares of Class A Common Stock at $13.50 per share through the Frederick G. Smith JRS 2025, Series I Irrevocable Trust, of which he has the right to substitute the corpus; and 992 shares at $13.5061 per share through the Frederick G. Smith EGS 2025, Series I Irrevocable Trust, of which he has the right to substitute the corpus.

On September 23, 2026, J. Duncan Smith received an in-kind distribution of 222,300 shares of Class B Common Stock from the J. Duncan Smith 2025, Series I Irrevocable Trust in satisfaction of an annuity payment. The distribution changed the form of J. Duncan Smith's beneficial ownership of the shares from indirect to direct, without changing his pecuniary interest. The shares were valued at $12.87 per share, based on the Issuer's closing price on that date, solely to determine the number of shares required to satisfy the annuity payment; no cash consideration was paid.

On September 30, 2026, Frederick G. Smith received an in-kind distribution of 48,000 shares of Class A Common Stock from the Frederick G. Smith AFS 2025, Series I Irrevocable Trust; 48,000 shares of Class A Common Stock from the Frederick G. Smith JRS 2025, Series I Irrevocable Trust; and 48,000 shares of Class A Common Stock from the Frederick G. Smith EGS 2025, Series I Irrevocable Trust in satisfaction of annuity payments. The distributions changed the form of Frederick G. Smith's beneficial ownership of the shares from indirect to direct, without changing his pecuniary interest. The shares were valued at $12.76 per share, based on the Issuer's closing price on that date, solely to determine the number of shares required to satisfy the annuity payment; no cash consideration was paid.

On November 6, 2026, Robert E. Smith converted 85,192 shares of Class B Common Stock to Class A Common Stock and disposed of 50,000, 50,000, 14,808, 35,192, and 50,000 shares of Class A Common Stock at a price of $13.6575, $13.6517, $13.5919, $13.624, and $13.6343, respectively, per share.

On November 6, 2026, J. Duncan Smith converted 99,290 shares of Class B Common Stock to Class A Common Stock and gifted 99,290 shares of Class A Common Stock at a weighted average price of $13.705 per share.

On November 9, 2026, Robert E. Smith converted 250,000 shares of Class B Common Stock to Class A Common Stock and disposed of 50,000, 50,000, 50,000, 50,000, and 50,000 shares of Class A Common Stock at a price of $13.8918, $13.8943, $14.0370, $14.0396, and $14.0541, respectively, per share.

On November 10, 2026, Robert E. Smith converted 250,000 shares of Class B Common Stock to Class A Common Stock and disposed of 250,000 shares of Class A Common Stock at a weighted average price of $14.2059 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Joint Filing Agreement.

(2) Stockholders' Agreement dated June 1, 2023 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer's Current Report on Form 8-K filed on June 1, 2023).

## Signatures
- DAVID D. SMITH: DAVID D. SMITH, DAVID D. SMITH (11/13/2026)
- FREDERICK G. SMITH: FREDERICK G. SMITH, FREDERICK G. SMITH (11/13/2026)
- J. DUNCAN SMITH: J. DUNCAN SMITH, J. DUNCAN SMITH (11/13/2026)
- ROBERT E. SMITH: ROBERT E. SMITH, ROBERT E. SMITH (11/13/2026)